SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Tessera Technologies, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88164L100

(CUSIP Number of Class of Securities (Underlying Common Stock))

Bernard J. Cassidy

Senior Vice President, General Counsel and Secretary

3025 Orchard Parkway

San Jose, California 95134

(408) 321-6000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Robert A. Koenig, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Attached are (i) the Preliminary Proxy Statement for the Annual Meeting of Stockholders of Tessera Technologies, Inc. (“Tessera” or the “Company”) to be held on May 19, 2009 (the “Preliminary Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve a one-time stock option exchange program for employees other than the Company’s executive officers and directors (the “Option Exchange Program”); (ii) a written communication sent by the President and Chief Executive Officer of Tessera to the Company’s employees on April 3, 2009 regarding the Option Exchange Program; (iii) a follow up communication sent by the President and Chief Executive Officer of Tessera regarding the Option Exchange Program on April 3, 2009; and (iv) the Stock Option Exchange Program Frequently Asked Questions distributed to Tessera’s employees on April 3, 2009, which was attached to the communication referred to in (iii) above. Neither the Preliminary Proxy Statement nor the communications attached as exhibits to this Schedule TO constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The proposed Option Exchange Program will only be commenced, if at all, if the Company’s stockholders approve the proposed Option Exchange Program.

The Option Exchange Program has not yet commenced. Tessera will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

In connection with the proposal to be voted on by Tessera’s stockholders with respect to the Option Exchange Program, Tessera has filed the Preliminary Proxy Statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Tessera stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Option Exchange Program.

Tessera stockholders and option holders will be able to obtain the written materials described above and other documents filed by Tessera with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Tessera with the SEC by directing a written request to: Tessera Technologies, Inc., 3025 Orchard Parkway, San Jose, CA 95134, Attention: Investor Relations.

Item 12.	Exhibits.

Exhibit Number	Description
99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on April 3, 2009 and incorporated herein by reference).

99.2	Communication from the President and Chief Executive Officer of Tessera, to Tessera employees regarding the proposed Option Exchange Program, dated April 3, 2009.

99.3	Communication from the President and Chief Executive Officer of Tessera, to Tessera employees regarding the proposed Option Exchange Program, dated April 3, 2009.

99.4	Stock Option Exchange Program Frequently Asked Questions distributed to Tessera employees, dated April 3, 2009.